CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2005

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13-16 Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press announcement dated January 13, 2005 of the Company in relation to the signing of the Purchase Agreement in connection with the issuance of US$125 million 8.75% fixed rate senior notes due 2015.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name:	Corinna Sio
Title:	Finance Director

Dated: January 14, 2005

The Hong Kong Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an offer or invitation to subscribe for or purchase any securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. Any offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements. This announcement is not an offer of securities for sale in the United States.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

ISSUANCE OF US$125 MILLION 8.75% FIXED RATE SENIOR NOTES DUE 2015

Further to the Company’s announcement dated January 3, 2005, the Board is pleased to announce that on January 13, 2005, the Company entered into the Purchase Agreement with Citigroup Global Markets Limited in connection with the issuance of US$125 million fixed rate senior notes due 2015.

The Company intends to apply the net proceeds from the Note Issue for the repayment in full of an existing loan facility in the outstanding amount of approximately HK$196.7 million, for capital expenditures, which may include costs incurred in expanding and upgrading the Group’s Metro Ethernet network in Hong Kong, and for additional working capital and general corporate purposes. Pending the application of the balance of the net proceeds from the Note Issue, the Company plans to invest the net proceeds in short-term interest bearing securities and bank deposits.

The Company has obtained approval in-principle for the listing and quotation of the Notes on the SGX-ST. Admission of the Notes to the SGX-ST is not to be taken as an indication of the merits of the Company, the Subsidiary Guarantors or the Notes.

The Notes have received a rating of Ba3 (stable) from Moody’s Investors Service Limited and a rating of BB- (stable) from Standard & Poor’s Securities, Inc. on January 4, 2005.

Trading in the shares of the Company on the Hong Kong Stock Exchange was suspended at the request of the Company with effect from 9:30 a.m. on January 13, 2005. Application has been made by the Company for the resumption of trading in the shares of the Company on the Hong Kong Stock Exchange with effect from 9:30 a.m. on January 14, 2005.

NOTE ISSUE

Introduction

The Board refers to the announcement made by the Company dated January 3, 2005 relating to the Note Issue and is pleased to announce that on January 13, 2005, the Company, together with the Subsidiary Guarantors, entered into the Purchase Agreement with Citigroup Global Markets Limited in connection with the Note Issue in the aggregate principal amount of US$125 million.

Parties to the Purchase Agreement

(a)	the Company, as the issuer;

(b)	the Subsidiary Guarantors, as guarantors of the Company’s obligations under the Notes; and

(c)	Citigroup Global Markets Limited, as the initial purchaser.

Citigroup Global Markets Limited, the sole bookrunner and lead manager in respect of the offer and sale of the Notes is the initial purchaser of the Notes. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, Citigroup Global Markets Limited is an independent third party and not a connected person of the Company within the meaning of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. Citigroup Global Markets Limited will purchase the Notes at the purchase price pursuant to the terms of the Purchase Agreement.

The Notes will only be offered and sold by Citigroup Global Markets Limited (i) in the United States to qualified institutional buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A; and (ii) outside the United States, to certain non-U.S. persons in offshore transactions in compliance with Regulation S under the Securities Act. The Notes may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. None of the Notes will be offered to the public in Hong Kong.

Principal terms of the Notes

The Notes will be due in 2015 unless earlier redeemed pursuant to their terms. The Notes will bear interest at a fixed rate of 8.75% per annum, payable semi-annually in arrears in February and August of each year, commencing on August 1, 2005. The Notes will be irrevocably and unconditionally guaranteed as to the payment of any and all amounts payable under the Notes and the Indenture, jointly and severally, on a senior unsecured basis by all of the Subsidiary Guarantors. CTI Guangzhou Customer Services Co. Limited, a 100% owned subsidiary of the Company, will not guarantee the Notes.

The Notes and the Guarantees will constitute unsecured senior debt obligations of the Company and the Subsidiary Guarantors and will be subordinated to all of the Company’s existing and future secured debt to the extent of the value of the assets securing such debt as well as to liabilities of subsidiaries that are not Subsidiary Guarantors.

If an event of default under the Notes occurs and is continuing, the trustee for the noteholders may or at the request of the holders of at least 25% in aggregate principal amount of the then outstanding Notes shall, declare the principal of, and any accrued and unpaid interest on, all the Notes to be due and payable immediately.

Redemption and repurchase

Optional redemption

The Company may redeem the Notes, in whole or in part, on or after February 1, 2010 at the redemption prices specified in the Indenture. In addition, prior to February 1, 2008, the Company may redeem up to a maximum of 35% of the original aggregate principal amount of the Notes at a redemption price equal to 108.75% of the principal amount of the Notes with the proceeds from one or more offerings of the Company’s shares in accordance with the terms of the Indenture. In all cases of optional redemption, the Company will pay principal at the redemption price specified plus accrued and unpaid interest, and certain other specified amounts thereon to the date of redemption in accordance with the terms of the Indenture.

Optional tax redemption

The Company may redeem all, but not part, of the Notes at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to the date of redemption, if the Company would be obligated to pay additional amounts of tax as a result of certain changes in the tax laws of certain tax jurisdictions.

Mandatory repurchase

The Company will be obligated to repurchase, upon request by noteholders, all or any Notes outstanding at a purchase price of 101% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase on the occurrence of the change of control events specified in the Indenture.

Use of proceeds

The Company expects that the net proceeds arising from the Note Issue will amount to approximately US$121 million. The Company plans to apply the net proceeds from the Note Issue to repay in full all amounts outstanding under a loan facility in the amount of approximately HK$196.7 million and to apply the balance of the net proceeds for capital expenditures, which may include costs incurred in expanding and upgrading the Group’s Metro Ethernet network in Hong Kong, and for additional working capital and general corporate purposes. Pending the application of the balance of the net proceeds from the Note Issue, the Company plans to invest the net proceeds in short-term interest bearing securities and bank deposits.

Listing and rating

The Company has obtained approval in-principle for the listing and quotation of the Notes on the SGX-ST. Admission of the Notes to the SGX-ST is not to be taken as an indication of the merits of the Company, the Subsidiary Guarantors or the Notes. No application has been made for the listing of, or permission to deal in, the Notes on the Hong Kong Stock Exchange. The Notes have received a rating of Ba3 (stable) from Moody’s Investors Service Limited and a rating of BB- (stable) from Standard & Poor’s Securities, Inc. on January 4, 2005.

Trading in the shares of the Company on the Hong Kong Stock Exchange was suspended at the request of the Company with effect from 9:30 a.m. on January 13, 2005. Application has been made by the Company for the resumption of trading in the shares of the Company on the Hong Kong Stock Exchange with effect from 9:30 a.m. on January 14, 2005.

DEFINITIONS

In this announcement, the following expressions shall have the meanings set out below unless the context requires otherwise:

“Board”	the board of Directors

“Company”	City Telecom (H.K.) Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Hong Kong Stock Exchange and the American depositary shares of which are listed on the Nasdaq Stock Market

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Indenture”	the indenture to be entered into on or around January 20, 2005 among the Company, the Subsidiary Guarantors and Deutsche Bank Trust Company Americas, as trustee, which constitutes the principal terms of the Notes

“Metro Ethernet”	means the provision of Ethernet services on a metropolitan scale, while “Ethernet” means a packet based transmission protocol that is primarily used in local area networks. Ethernet is the common name for the IEEE 802.3 industry specification and it is often characterized by its data transmission rate and type of transmission medium

“Notes”	the 8.75% fixed rate senior notes due 2015 in the principal amount of US$125 million to be issued by the Company

“Note Issue”	the issue of the Notes by the Company

“Purchase Agreement”	the agreement dated January 13, 2005 entered into among the Company, the Subsidiary Guarantors and Citigroup Global Markets Limited in relation to the Note Issue, pursuant to which Citigroup Global Markets Limited will be the initial purchaser of the Notes

“Securities Act”	the United States Securities Act of 1933, as amended

“SGX-ST”	Singapore Exchange Securities Trading Limited

“Subsidiary Guarantor”	means each of the Company’s existing subsidiaries, other than CTI Guangzhou Customer Services Co. Limited, and certain future subsidiaries in accordance with the Indenture, which will jointly and severally guarantee the Company’s obligations under the Notes on a senior and unsecured basis

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Managing Director), Mr. Chong Kin Chun, John, Ms. Fung So Mui, Fion, Ms. Sio Veng Kuan, Corinna, Ms. To Wai Bing; the non-executive director is Mr. Cheng Mo Chi, Moses and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

By order of the Board
City Telecom (H.K.) Limited Eva Leung
Company Secretary

Hong Kong, January 13, 2005